Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

June 21, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Sunvalley Solar, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 3, 2011 Your File No. 333-171878

Dear Mr. Ingram:

We write on behalf of Sunvalley Solar, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated June 15, 2011 by Jay Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed June 3, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                   In the PRNewswire article, “Sunvalley Solar’s Progresses on Solar Installation Projects,” dated June 8, 2011, we note a quote from your CEO stating that your engineers and installation team re booked for 2011 installation contracts and that the sales team is negotiating contracts for 2012. Please update your prospectus to include this information.

Response: The following additional disclosures have been added at Page 28 of the Registration Statement:

“Our current systems installation resources, which consist of two installation worker teams, one engineer/design team, and certain installation equipment, provide us with the capacity to install solar systems totaling approximately 1 million watts to 1.2 million watts on an annual basis. As of mid-June of 2011, we have completed, are currently working on, or are scheduled to work on, solar system installation projects that will total 1.1 million watts for calendar year 2011. Our projects in 2011 consist of some large commercial solar installation contracts, including our recently-executed contract for a 336 kilowatt project for Diamond Wipes International (filed herewith as Exhibit 10.9), as well as several smaller commercial and residential solar installation projects. Our engineer/design team and installation worker teams are now fully booked to capacity for the remainder of 2011. Our sales and marketing team is currently negotiating installation contracts for 2012.”

U.S. Securities and Exchange Commission

Division of Corporate Finance,

Attn: Jay Ingram, Legal Branch Chief

June 21, 2011

Management’s Discussion and Analysis . . . , page 37

Results of Operations for the Three Months Ended March 31, 2011 and 2010, page 40

2.                   Please revise your disclosure to discuss the reasons behind the changes in your expenses for the three months ended March 31, 2011 compared to your expenses for the three months ended March 31, 2010.

Response: The following explanation has been added on Page 40 under the subheading “Results of Operations for the three months ended March 31, 2011 and 2010”:

“We experienced a significant increase in selling, general, and administrative expenses for the three months ended March 31, 2011 compared to the three months ended March 31, 2011. This increase was primarily due to increased professional fees incurred as a result of our becoming a public company by way of a merger with Western Ridge Minerals, Inc. in June of 2010. The increase in professional fees consisted of audit review fees and increased legal and consulting fees.”

Item 16. Exhibits, page 53

3.                   We note from your Form 8-K, filed on June 3, 2011, that you have entered into a material definitive agreement with Diamond Wipes Int’l, Inc. of chino, California. Please tell us what consideration you gave to discussing the material terms of this agreement in your registration statement and to filing this agreement as an exhibit to your registration statement.

Response: The Agreement with Diamond Wipes Int’l has been added as Exhibit 10.9 to the Registration Statement and is mentioned in the additional disclosures discussed in response to Comment No. 1, above. In addition, a description of the material terms of the agreement has been added at Page 28 of the Registration Statement.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2010

Item 15. Exhibits, Financial Statements Schedules, Page 23

4.                   Please file an amendment to this Form 10-K so that paragraph one in the certifications provided as Exhibits 31.1 and 31.2 reflect the company’s name at March 31, 2010. In this regard, we note that at March 31, 2010, the company’s name appears to have been Western Ridge Minerals, Inc., which is reflected in the Form 10-K. This comment also applies to the introductory paragraph of Exhibit 32.1.

Response: An amendment has been filed correcting Exhibits 31.1, 31.2, and 32.1 as indicated in the Comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance,

Attn: Jay Ingram, Legal Branch Chief

June 21, 2011

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Part I – Financial Information

Item 4. Controls and Procedures, page 10

5.                   Please amend this Form 10-Q to disclose whether you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, under the supervision and with the participation of your Chief Executive Officer and Chief Financial Officer, as of March 31, 2011, which is the period covered by this report. Additionally, since you disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving your objectives, your conclusion on the effectiveness of your disclosure controls and procedures should disclose whether your disclosure controls and procedures are effective at that reasonable assurance level.

Response: The 10-Q has been amended to correct a typographical error and refer to an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2011. The second sentence under the subheading “Limitations on the Effectiveness of Internal Controls” is inconsistent with management’s conclusion discussed in the second paragraph of Item 4 and has therefore been deleted in the amendment.

Part II– Other Information

Item 4, Submission of Matters to a Vote of Security Holders, page 11

6.                   Please note that this is no longer an item requirement of Form 10-Q. Additionally, please ensure that your date references in future filings align with the date of the report. In this regard, we note your reference “the quarterly period ended September 30, 2010” instead of “the quarterly period ended March 31, 2011.”

Response: Item 4 under Part II of the 10-Q has been deleted in the amendment.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)